EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement of Associated Estates Realty Corporation on Form S-8 (File No. 333-27429) of our report dated June 27, 2016 on our audits of the statements of net assets available for benefits as of December 31, 2015 and 2014 and audit of the statement of changes in net assets available for benefits for the year ended December 31, 2015 and supplemental Schedule of Assets (Held at End of Year) as of December 31, 2015 of The AERC 401(K) Savings Plan and Trust, which report is included in the Annual Report on Form 11-K which is filed with the Securities and Exchange Commission.

/s/ CohnReznick LLP
CohnReznick LLP

Chicago, IL

June 27, 2016